SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

SCS HEDGED OPPORTUNITIES FUND, LLC

(Name of Issuer)

SCS HEDGED OPPORTUNITIES FUND, LLC

(Name of Person(s) Filing Statement)

LIMITED LIABILITY COMPANY INTERESTS

(Title of Class of Securities)

784031106

(CUSIP Number of Class of Securities)

Peter H. Mattoon

SCS Hedged Opportunities Fund, LLC

One Winthrop Square

Boston, MA 02110

(617) 204-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Toby R. Serkin, Esq.

Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

(617) 951-8760

December 18, 2015

(Date Tender Offer First Published,

Sent or Given to Security Holders)

CALCULATION OF FILING FEE

(a) Transaction Valuation: $15,961,000 (b) Amount of Filing Fee: $1,607.27

(a)           Calculated as the aggregate maximum repurchase price for Interests.

(b)           Calculated at $100.70 per million of Transaction Valuation.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $1,607.27

Form or Registration No.:  Schedule TO, Registration No. 005-85801

Filing Party:  SCS Hedged Opportunities Fund, LLC

Date Filed:  December 18, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on December 18, 2015 (the “Statement Filing Date”) by SCS Hedged Opportunities Fund, LLC (the “Fund”) in connection with an offer by the Fund to purchase up to $15,961,000 of limited liability company interests (the “Interests”) from the members of the Fund on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal.  Copies of the Offer to Repurchase and Letter of Transmittal were filed as Exhibit B and Exhibit C to the Statement on the Statement Filing Date.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Repurchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 12:00 midnight, New York time, January 20, 2016.

2. 453,967.521 Interests in the Fund were validly tendered and not withdrawn by certain of the members of the Fund prior to the expiration of the Offer, and all of those Interests were accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The Valuation Date for the Interests tendered pursuant to the Offer was March 31, 2016.

4. Payment of the repurchase price was made in the form of a promissory note issued to each member who tendered Interests that were accepted for repurchase by the Fund. On or about April 27, 2016, the Fund paid such members of the Fund $12,455,736.59 in the aggregate, representing the aggregate amount payable under the promissory notes.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

SCS Hedged Opportunities Fund, LLC

By:	/s/ Joseph E. McCuine
	Name:	Joseph E. McCuine
	Title:	Chief Financial Officer

July 18, 2016